Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wells Fargo & Company:

We consent to the use in the Registration Statement on Form S-8 of our reports dated February 23, 2009, with respect to the consolidated balance sheet of Wells Fargo & Company and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference. Our report on the aforementioned consolidated financial statements refers to a change in the method of evaluating other-than-temporary impairment on certain investment securities in 2008 and a change in the method of accounting for certain mortgages held for sale in 2007.

/s/ KPMG LLP

San Francisco, California

April 22, 2009